UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29597 / March 8, 2011

_____

In the Matter of   :
                                                                                                   :
RIVERSIDE CASUALTY, INC.   :
111 Riverside Avenue   :
Jacksonville, FL 32202   :
                                                                                                   :
(813-00361)   :
                                                                                                   :
_____ :

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Riverside Casualty, Inc. filed an application on March 9, 2006, and amendments to the
application on September 21, 2010, and February 4, 2011, requesting an order under sections
6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all
provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations
under the Act (other than rule 38a-1). With respect to sections 17 and 30 of the Act, and the
rules and regulations thereunder, the exemption is limited as set forth in the application. The
order exempts Riverside Casualty, Inc. and its affiliates from certain provisions of the Act.
Riverside Casualty, Inc., a single purpose holding company, will be an "employees' securities
company" within the meaning of section 2(a)(13) of the Act.

On February 8, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29576). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors. Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Riverside Casualty, Inc. (File No. 813-00361), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary